Exhibit 4.3

November        , 2023

To:	Armistice Capital Master Fund Ltd. (the “Holder”)

Re:	Amendment to Common Stock Purchase Warrant, dated January 9, 2023, issued by the Company to the Holder (the “January 2023 Warrant”)

Dear Holder:

Reference is hereby made to the private placement offering, closing on or about the date hereof (the “Offering”), by Vivos Therapeutics, Inc. (the “Company”) of shares of common stock and/or other securities of the Company (collectively, the “Securities”).

This letter of amendment (the “Amendment”) confirms that, in consideration for the Holder’s participation in the Offering and purchase of the Securities in the Offering, the Company and the Holder hereby amend, effective as of the closing of the Offering, the January 2023 Warrant as set below.

(a)	The defined term “Termination Date” set forth in the first paragraph of the January 2023 Warrant is hereby amended and restated to November 2, 2028.

(b)	The defined term “Exercise Price” set forth in Section 2(b) of the January 2023 Warrant is hereby amended to equal $3.83 (the “Amended Exercise Price”) (the “Original Warrant Amendment”).

The defined term “Black Scholes Value” set forth in Section 3(e) of the January 2023 Warrant is hereby amended and restated to read as follows: “Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day immediately prior to the consummation of such Fundamental Transaction, (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.”

Within seven (7) trading days of the date hereof, the Company hereby covenants and agrees to file a prospectus supplement to the registration statement on Form S-1, originally filed on January 31, 2023, (File No. 333-269453) with respect to the Original Warrant Amendment.

This letter of amendment is being undertaken pursuant to Section 5(l) of the January 2023 Warrant and shall be effective upon the closing the Offering.

Except as expressly set forth herein, the terms and provisions of the January 2023 Warrant shall remain in full force and effect after the execution of this letter and shall not be in any way changed, modified or superseded except by the terms set forth herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this letter of amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Vivos therapeutics, Inc.

By:
Name:
Title:

Name of Holder: Armistice Capital Master Fund Ltd. (the “Holder”)

Signature of Authorized Signatory of Holder: Steven Boyd

Name of Authorized Signatory: Steven Boyd

Title of Authorized Signatory: CIO of Armistice Capital, LLC, the Investment Manager